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Minority-ownedImmigrant-owned
Hommage Bakehouse

Bakery

10920 Roselle St #104
San Diego, CA 92121
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Early Investor Bonus: The investment multiple is increased to 1.75× for the next $100,000 invested.
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THE PITCH
Hommage Bakehouse is seeking investment to open the new flagship storefront location within the Civita development project in the heart of San Diego.
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15 people
Employees
$4,400,000
Projected Annual Revenue
23,000 people
Social Media Followers
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OUR STORY, ABBREVIATED.

Hommage Bakehouse may only be two years old, but it's a story of a business a decade in the making. And it started with selling cookies and cake out of duffle bags in high school.

Justin, a Hapa (half-Filipino) baker from San Jose, CA fell in love with baking in high school when he began hustling cookies and cakes out of duffle bags to students and staff. His entrepreneurial start was so successful, he expanded his operations and created distribution channels to sell over 12 dozen pastries a day.
From that moment on, he knew he wanted to open a bakery. After high school, he spent four years honing his craft and discovering his passion for business and croissants.
Justin worked in a multitude of food establishments, but found his time at Manresa Bread to be a shining example of what he wanted to open. A high quality product with large output, but an equally important focus on company culture and a healthy workspace.
He moved to San Diego to follow his wife, and after pop-ups, 120 hour work weeks, failed partnerships, Lyft driving to pay the bills, and thousands of croissants, he found his dream team in Willy and Karine.
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THE INITIAL PARTNERSHIP.

The French-speaking brother and sister duo from Madagascar shared Justin's dream to open a bakery, but more importantly their morales and values aligned: people before profits, work-life balance for employees, representation, and inclusivity...no matter how challenging it gets.

Hommage Bakehouse was scheduled to open as a part of La Clochette du Coin in March 2020, but COVID hit the world and they were forced to delay their timeline. They opened in August 2020, but were forced to change their model to survive.
The bakery pivoted to a wholesale model (as customer traffic in the cafe was still trickling in), and they very quickly became a staple in the San Diego community both in the cafe and around the county.

Hommage outgrew their initial 600 sq ft kitchen (operating 24 hours a day) in the back of the cafe and moved into their new 2000 sq ft commissary in December 2022. They were able to offer above-industry standard wages, fully-paid benefits, time off, holidays off, and ample work-life balance. While waiting for construction, they were forced to delay growth and could not keep up with wholesale and retail demand. Hommage had to create a waitlist of potential clients.

Since opening, Hommage has grown to 30 wholesale accounts delivered daily, two farmers markets (a third starting in February), and one retail storefront (with another on the way in 2023.)

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Baked and Delivered Doesn't Mean Stale:

The nature of wholesale requires bread and pastries to be baked ahead of time. Hommage developed its recipes and logistical system to send out the freshest and highest quality product possible while still working in scale. Croissants and other pastries are always best straight out of the oven, but quality bread and pastries should be accessible everywhere, on your time--even outside of the bakery walls.

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WHY "HOMMAGE"?

"Hommage," the French spelling of homage, is our way of staying true to the tastes, flavors and experiences that we all grew up with. It's also a tribute to what shaped us and who we want to become.

The People: The bakery is made up of a majority of POC, and the partners come from all different industries and experience backgrounds.

The Product: Hommage is most known for its croissants and naturally-leavened sourdough, but its iconic almond croissant and kouign amann are the bakery's best sellers. Hommage also has seasonal flavor rotations of items that the bakery team develops together, and are often inspired by their cultures and heritages.

The Local Partners: The bakery works with some of the most reputable names in the field, including partnerships with Blue Bottle Coffee and Consortium Holdings.

National Recognition: Justin won an episode of Hulu's "Bakers Dozen" in 2021 and has since drawn crowds for his Ube Bibingka Custard Buns, an ode to his Filipino heritage.

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LOOKING FORWARD.

We are humbled by and grateful for the amount of support we've received, and cannot wait to keep moving forward. We believe in what we do, but we don't need Hommage to rank #1. We do, however, want to make a lasting impact on our community.

Our Mission: To facilitate accessibility and educate our great community about quality bread and pastry, all while maintaining a healthy work environment for all team members.

Our Vision: To feed the West Coast with a refreshed view of bread and pastry standards that empower all chefs and makers to create foods that speak to their community.

Our Dream: To build a cohesive holdings company that encompasses the diversity of our team and their aspirations, starting with our own retail locations.

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THE TEAM

Justin Gaspar
Head Baker/Partner

Justin Gaspar is a half-Filipino Bay Area native who moved to San Diego in 2018 with dreams of opening a bakery.

He has worked in all sorts of kitchens over the last eight years, but has always gravitated towards baking—especially laminated pastry (i.e. CROISSANTS!) and naturally-leavened breads. Justin recently won an episode of "Baker's Dozen" on Hulu, where he debuted his now sell-out ube bibingka custard buns. He hopes to share his tastes and experiences with the San Diego community, as well as help contribute to the growing food scene in the awesome city he now calls home.

David Mirabelli
Operations Manager/Partner

Dave Mirabelli has lived in the Midwest, San Francisco and San Diego and has over twenty years of experience in operations of specialty coffee, retail, restaurants, and wholesale production. He has proven business knowledge with continued YOY growth in all industries while ensuring genuine and effective team development and customer satisfaction.

Dave is a proud husband and loving father of two amazing boys and is passionate about connecting, learning, and staying positive inside and outside of the workspace.

Willy Wu Jye Hwa

Administrative/Partner

Willy Hwa partnered with Justin and Karine after founding La Clochette du Coin with the intention of putting management and cultural health of the company first.

Particularly proud of his business track record, Willy's passion for productivity and leadership has given him the opportunity to work with amazing individuals and collaborate on innovative ideas and projects. He finds joy in finding and developing talent and dreams within his community.

Willy's thought process includes curiosity, observation, a healthy dose of skepticism (knowing what we don't know,) focusing on the process and not the problem, and valuing gaps and differences.

Karine Beers
Marketing Manager/Partner

Karine Beers was born and raised in Madagascar and moved to California after graduating from high school. She has worked in various industries ranging from non-profit organizations to event venues and restaurant groups, where she has created and designed numerous marketing materials for print and digital collateral. Shortly after, she co-founded La Clochette Du Coin with her brother, and later on partnered with Justin and Willy to open Hommage Bakehouse. Interestingly enough, Karine has never thought she would be working in the food industry. However as an entrepreneur and restaurant owner, she has developed the desire to bring happiness to people by serving quality food.

Karine loves to stay active and believes that it does not only change your body, but it changes your mind, your attitude and your mood.

Viraj Desai
Finance Manager/Partner

Viraj Desai has eight years of experience in finance, marketing, and management. He spent several years at Microsoft working as a Finance Manager working on various teams from supply chain finance to their treasury department. Post Corporate America, he pivoted in starting an angel investing company and spends his time managing his stock market, crypto, and start up portfolio. He also has a background in mentoring and teaching in finance and the stock market. Viraj currently operates out of San Francisco and is passionate about education, finance, and helping those in his community and network reach their personal and life goals.

One of Viraj's life goals is to start a non profit that focuses on providing education to the many communities around the world that don't have access to educational and professional resources.

PRESS
This Popular Bakery Is Bringing Ube Custard Buns to Mission Valley

Hommage Bakery owner and head baker Justin Gaspar says production will move to a larger facility in Sorrento Valley, too

Pacific Beach Baker to Compete on Hulu Series 'Baker's Dozen'

A San Diego resident who helms Hommage Bakehouse in Pacific Beach is competing on the new Hulu series, "Baker's Dozen." Here's his story about his rise in the world of baking.

We Indulge Our Sweet Tooths with Baker Justin Gaspar of Hommage Bakehouse

Tune in to episode 241 of the Happy Half Hour podcast

Eyeing the fine lines of Hommage Bakehouse

Hommage Bakehouse

Hidden Gems: Meet Justin Gaspar of Hommage Bakehouse

Today we'd like to introduce you to Justin Gaspar

PITCH DECK
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AUGUST 2020
Opened

Opened La Clochette du Coin dba Hommage Bakehouse with three employees

JUNE 2021
Incorporated

Registered Hommage Bakehouse LLC

SEPTEMBER 2021
Wholesale Growth

Total wholesale accounts reaches twenty-five partners

OCTOBER 2021
TV Debut

Justin win's Bakers Dozen on Hulu

APRIL 2022
Full Separation from La Clochette du Coin and Benefits

Officially separated business and finances from La Clochette du Coin. Offered health, dental and vision benefits to all full-time employees.

OCTOBER 2022
New Location

Signed lease for our flagship retail storefront

NOVEMBER 2022
Construction Finished

Completion of our new commissary kitchen

JANUARY 2023
Grand Opening Location #1

Grand opening of the retail portion of our commissary kitchen

JANUARY 2023
Capital Raise

Launched campaign with Mainvest

AUGUST 2023
Grand Opening of Flagship Location

Grand opening of our flagship location in the Civita properties in Mission Valley.

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Q&A
Why open retail locations? Why not just stick with wholesale?

Wholesale baking is a volume game. Although we were able to clear +$800,000 in sales last year, direct-to-consumer sales via our own cafes would allow for us to capture the full revenue amount that our wholesale partners typically see. The margins are better in retail sales and the potential growth opportunity is so much higher when the public can come directly to us. But just as important: every neighborhood should have access to a great bakery, and we want to be just that for the communities that support us.

What makes your business management different than the rest of the industry?

The food and beverage industry is known for its unhealthy working conditions, low wages and toxic environment, and our team has experienced it first-hand. We promised ourselves that we would only open a business in this industry if we could be better, so Hommage's first priority is the health of its employees and company culture. We close on major holidays, have a base pay of $18/hr (for little-to-no experience,) are willing to train, offer fully-paid benefits for full-time workers and focus on employee inclusion in product development and company growth. We also offer salaried positions for a handful of our employees.

Why open retail locations? Why not just stick with wholesale?

Wholesale baking is a volume game. Although we were able to clear +$800,000 in sales last year, direct-to-consumer sales via our own cafes would allow for us to capture the full revenue amount that our wholesale partners typically see. The margins are better in retail sales and the potential growth opportunity is so much higher when the public can come directly to us. But just as important: every neighborhood should have access to a great bakery, and we want to be just that for the communities that support us.

What makes your business management different than the rest of the industry?

The food and beverage industry is known for its unhealthy working conditions, low wages and toxic environment, and our team has experienced it first-hand. We promised ourselves that we would only open a business in this industry if we could be better, so Hommage's first priority is the health of its employees and company culture. We close on major holidays, have a base pay of $18/hr (for little-to-no experience,) are willing to train, offer fully-paid benefits for full-time workers and focus on employee inclusion in product development and company growth. We also offer salaried positions for a handful of our employees.

Why open retail locations? Why not just stick with wholesale?

Wholesale baking is a volume game. Although we were able to clear +$800,000 in sales last year, direct-to-consumer sales via our own cafes would allow for us to capture the full revenue amount that our wholesale partners typically see. The margins are better in retail sales and the potential growth opportunity is so much higher when the public can come directly to us. But just as important: every neighborhood should have access to a great bakery, and we want to be just that for the communities that support us.

What makes your business management different than the rest of the industry?

The food and beverage industry is known for its unhealthy working conditions, low wages and toxic environment, and our team has experienced it first-hand. We promised ourselves that we would only open a business in this industry if we could be better, so Hommage's first priority is the health of its employees and company culture. We close on major holidays, have a base pay of $18/hr (for little-to-no experience,) are willing to train, offer fully-paid benefits for full-time workers and focus on employee inclusion in product development and company growth. We also offer salaried positions for a handful of our employees.

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DESIGN CONCEPTS FOR FLAGSHIP LOCATION
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Space Build-out $93,250
Mainvest Compensation $6,750
Total $100,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$2,640,741	$4,414,742	$4,830,739	$5,217,198	$5,634,574
Cost of Goods Sold	$737,460	$1,074,922	$1,079,662	$1,456,966	$1,573,523
Gross Profit	$1,903,281	$3,339,820	$3,751,077	$3,760,232	$4,061,051

EXPENSES

Rent	$240,000	$246,000	$252,150	$258,453	$264,914
Total Labor	$799,776	$947,271	$1,025,356	$1,025,356	$1,025,356
Benefits	$63,000	$64,575	$66,189	$67,843	$69,539
Insurance	$2,814	$2,814	$2,814	$2,814	$2,814
Repairs & Maintenance	$2,400	$2,400	$2,400	$2,400	$2,400
Gas	$21,000	$21,525	$22,063	$22,614	$23,179
Linens	$2,205	$2,205	$2,205	$2,205	$2,205
Photo/Video	$7,200	$7,200	$7,200	$7,200	$7,200
PR, Marketing and Ads	$53,000	$53,000	$53,000	$53,000	$53,000
Supplies	$2,400	$2,400	$2,400	$2,400	$2,400
General & Administrative	$1,200	$1,200	$1,200	$1,200	$1,200
Dues & Subscriptions	$1,200	$1,200	$1,200	$1,200	$1,200
Guaranteed Payments	$147,000	$0	$0	$0	$0

Operating Profit $560,086 $1,988,030 $2,312,900 $2,313,547 $2,605,644

This information is provided by Hommage Bakehouse. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

Pro Forma 2023-2025.pdf

CIVITA - Marketing Deck - Hommage.pdf

Investment Round Status

Target Raise $100,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends March 25th, 2023

Summary of Terms

Legal Business Name Hommage Bakehouse LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $100,000 invested

1.75×

Investment Multiple 1.5×

Business's Revenue Share 0.6%-0.7%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2028

Financial Condition

Historical milestones

Hommage Bakehouse has been operating since June 2021 and has since achieved the following milestones:

Opened operations within La Clochette du Coin in San Diego, CA leveraging a 600 sq ft kitchen for wholesale production.

Achieved revenue of $292,000 from July 2021-December 2021, which then grew to $820,000 in January 2022-December 2022.

Grew team from 4 to 15 people, all paid $18+ an hour and four of whom are on salary. Began offering fully paid health, vision and dental benefits to full time workers in April 2022.

Moved bakery operation in November 2022 to a 2,000 sq ft kitchen in Sorrento Valley with an increased production capacity of 400%.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Hommage Bakehouse forecasts the following milestones:

Open new Hommage Bakehouse Retail Location in Civita properties in San Diego, CA by August 2023.

Achieve $4,400,000 revenue per year by 2024.

Achieve $1,733,000 profit per year by 2024.

Other outstanding debt or equity

As of December 2022, Hommage Bakehouse has debt of $70,000 outstanding and a cash balance of $25,000. This debt is sourced primarily from OnDeck and will be senior to any investment raised on Mainvest. In addition to the Hommage Bakehouse's outstanding debt and the debt raised on Mainvest, Hommage Bakehouse may require additional funds from alternate sources at a later date.

No operating history

Hommage Bakehouse was legally established in June 2021, and financially separated from La Clochette du Coin in April 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Financial liquidity

Hommage Bakehouse has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. Hommage Bakehouse expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Other challenges

Hommage Bakehouse has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

Wholesale Revenue: Wholesale revenue is roughly 50% of the retail revenue opportunity when selling Direct to Consumer rather than Business to Business.

Delayed Growth: Hommage was forced to pause its growth for a few months in 2022 due to production constraints in its initial facility while awaiting construction on the larger space.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Hommage Bakehouse to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Hommage Bakehouse operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Hommage Bakehouse competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Hommage Bakehouse's core business or the inability to compete successfully against the with other competitors could negatively affect Hommage Bakehouse's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Hommage Bakehouse's management or vote on and/or influence any managerial decisions regarding Hommage Bakehouse. Furthermore, if the founders or other key personnel of Hommage Bakehouse were to leave Hommage Bakehouse or become unable to work, Hommage Bakehouse (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Hommage Bakehouse and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Hommage Bakehouse is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Hommage Bakehouse might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Hommage Bakehouse is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Hommage Bakehouse

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Hommage Bakehouse's financial performance or ability to continue to operate. In the event Hommage Bakehouse ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Hommage Bakehouse nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Hommage Bakehouse will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Hommage Bakehouse is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Hommage Bakehouse will carry some insurance, Hommage Bakehouse may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Hommage Bakehouse could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Hommage Bakehouse's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Hommage Bakehouse's management will coincide: you both want Hommage Bakehouse to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Hommage Bakehouse to act conservative to make sure they are best equipped to repay the Note obligations, while Hommage Bakehouse might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Hommage Bakehouse needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Hommage Bakehouse or management), which is responsible for monitoring Hommage Bakehouse's compliance with the law. Hommage Bakehouse will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Hommage Bakehouse is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Hommage Bakehouse fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Hommage Bakehouse, and the revenue of Hommage Bakehouse can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Hommage Bakehouse to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Hommage Bakehouse is a newly established entity and has no history for prospective investors to consider.

This information is provided by Hommage Bakehouse. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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